

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 3, 2009

Mr. Randy L. Kotler
Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134

> **RE:** **Avatar Holdings Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 17, 2008**
> **File #1-7395**

Dear Mr. Kotler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief